October 14, 2005





Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, DC 20549-7010
Attn: Nili Shah

                  RE:      Cavalier Homes, Inc.
                           Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 31, 2005
                           Form 10-K/A for Fiscal Year Ended December 31, 2004 Filed May 2, 2005
                           Form 10-Q for Quarter Ended April 2, 2005
                           Filed May 12, 2005
                           Form 10-Q for Quarter Ended July 2, 2005
                           Filed August 11, 2005
                           File No. 1-9792

Ladies and Gentlemen:

         We have received comments via facsimile from the staff of the Securities and Exchange Commission (the "Commission") on August 31, 2005, relating to the above-referenced filings of Cavalier Homes, Inc. ("Cavalier" or the "Company"). The following paragraphs set forth our response to the numbered items in the Commission's letter.

Form 10-K for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------
1.  Summary of Significant Accounting Policies
----------------------------------------------
Revenue Recognition
-------------------
1. We note the Commission's comment to clarify statements in the Company's Management's Discussion and Analysis under the heading of gross profit regarding "costs" associated with recognizing dealer incentives. Estimated sales incentives, including rebates, payable to the Company's independent retailers are accrued at the time of sale and are recorded as a reduction of revenue. In future filings, Cavalier will refer to special incentive programs as reductions in revenue rather than as costs to make it clear that the financial statement impact of special incentives is to reduce revenue. Further, Cavalier will set forth in future filings the details of and amounts related to any significant special incentive programs. For the year-to-date period ending July 2, 2005, the Company recorded a total reduction in revenue for estimated sales incentives of $11,925,000, including $883,000 for a special dealer incentive program offered for a limited time.

Recently Issued Accounting Pronouncements
-----------------------------------------
2. We note the Commission's question regarding the Company's adoption of the provisions of FIN 45 on January 1, 2005. Cavalier's 2003 and 2004 analysis of the potential impact of adopting FIN 45 involved comparing the Company's recorded reserve, which was developed based on guidance in SFAS No. 5, to an estimated reserve comprised of both a FIN 45 fair value component and a SFAS No. 5 contingency component. As a result of this analysis for the year ended December 31, 2004, the Company recorded a positive income adjustment of $398,000 eliminating any net income impact pertaining to the delayed adoption of FIN 45. The impact of not adopting FIN 45 in 2004 was approximately $1,113,000, representing 0.5% of revenue and 2.9% of selling, general and administrative expenses, which the Company believes is quantitatively and qualitatively immaterial. The impact to revenue of adopting FIN 45 on January 1, 2005 was a reduction in revenue for the period ending April 2, 2005 of $639,000 and a net reduction in revenue for the period ending July, 2005 of $335,000. The $335,000 is comprised of a reduction in revenue of $664,000 and an increase of $329,000 resulting from reversal of the FIN 45 liability for homes that were shipped subsequent to January 1, 2005 and sold to the retail customer thereby eliminating the Company's repurchase commitment.

The Company's analysis of the impact of implementing FIN 45 for 2003, which was calculated as of December 31, 2003, a date subsequent to the inception of the commitment for repurchase liability, indicated that the recorded SFAS No. 5 reserve was more than sufficient to cover the estimates for the FIN 45 fair value component and SFAS No. 5 contingency component of the repurchase liability. If the Company had adopted FIN 45 in 2003, Cavalier would have recorded a positive income adjustment of approximately $315,000.

The Company's quantitative analysis of the impact of implementing FIN 45 for the year ended December 31, 2003, resulting in its conclusion that such impact was not material to consolidated revenue and net income (loss), is as follows:

                                             Selling, general                       Income (Loss)
                                Revenue     and administrative       Net Income  Per Share - Basic
                                                 expense               (Loss)      and diluted
           2003
As reported                  $ 247,836,000      $ 43,171,000       $ (4,570,000)      $ (0.26)
Estimted impact of FIN 45    $  (1,120,000)     $ (1,435,000)      $    315,000       $  0.02
                           -----------------------------------------------------------------------
After impact of FIN 45       $ 246,716,000      $ 41,736,000       $ (4,255,000)      $ (0.24)
                           =======================================================================

The Company also reviewed qualitative aspects of the impact of not adopting FIN 45 in 2003 and 2004 and concluded such impact was qualitatively immaterial. Cavalier's qualitative assessment included consideration of the following:

        o The adjustments would not significantly change revenue or earnings trends.
        o If recorded, the adjustments would not result in a violation of debt covenants.
        o The adjustments were not deemed to be pervasive to the financial statements.

The Company estimates the fair value of its manufacturer's inventory repurchase agreements under the provisions of FIN 45 at inception (the date a home is shipped to dealers whose floor plan financing includes Cavalier's repurchase commitment). The Company records the fair value of the repurchase commitment as a reduction in revenue. The fair value of the inventory repurchase agreement has been estimated on a "pooled dealer" approach based on the creditworthiness of the independent dealers, as determined by the floor plan institution, and is derived using an income approach. Specifically, the fair value of the inventory repurchase agreement is determined by calculating the net present value of the difference in (a) the interest cost to carry the inventory over the maximum repurchase liability period at the prevailing floor plan note interest rate and (b) the interest cost to carry the inventory over the maximum repurchase liability period at the interest rate of a similar type loan without a manufacturer's repurchase agreement in force. If dealer inventory is sold to a retail customer or the repurchase commitment period expires, then the FIN 45 liability is reversed and revenue is increased. The Company believes it is appropriate to increase revenue at the time the repurchase commitment period expires as the commitment is directly related to the sale of Cavalier's product. If it becomes probable that a dealer will default and a SFAS No. 5 loss reserve should be recorded, then such contingent liability is recorded equal to the estimated loss on repurchase.

3. Installment Contracts Receivable
-----------------------------------
3. We note the Commission's request for additional information with respect to the sale of loans to other financial institutions with limited recourse provisions. In future filings, we will disclose both the nature and extent of these obligations. Since the time frame of the recourse provision is limited to loans 90 days delinquent on any of the first four payments and the Company has never been obligated to repurchase loans under the limited recourse provisions of these contracts, the Company believes the estimated fair value of the recourse liability would be virtually zero for both recording and disclosure purposes.

10. Commitments and Contingencies
---------------------------------
4. We note the Commission's request for information on the Company's consideration of FIN 46R 4.h (3). The Company expects to complete its response to this comment by November 1, 2005, and will forward such response to the Commission as soon as available.

5. We note the Commission's request for information on the Company's consideration of FIN 46R 4.h (2). The Company expects to complete its response to this comment by November 1, 2005, and will forward such response to the Commission as soon as available.

6. We note the Commission's additional question regarding Cavalier's exposure to loss under legal proceedings. We confirm that the Company believes the reasonably possible loss in excess of accrual is immaterial. The Company records estimated losses and probable insurance recoveries on a gross basis. Any insurance recoveries to be included in the Company's balance sheet would be recorded in accordance with the provisions of SFAS No. 5 paragraph 17; however, for the periods ended December 31, 2004 and 2003 and July 2, 2005, the Company did not have any insurance recoveries recorded in its balance sheet. The loss contingencies recorded were as follows: $296,000 (2004), $340,000(2003) and $0
(2005).

Form 10-Q for the Fiscal Quarter Ended July 2, 2005
---------------------------------------------------
8.  Commitments and Contingencies
---------------------------------
7. We note the Commission's question regarding the Company's reversal of $1,157,000 of its provision for losses on inventory repurchases for the six months ended July 2, 2005. During the six months ended July 2, 2005, our total repurchase liability (including a SFAS No. 5 loss contingency and a FIN 45 fair value of repurchase commitment) decreased by approximately $262,000. The $1,157,000 reversal of the provision for losses on inventory repurchases, which was recorded as a reduction in selling, general and administrative expenses, is attributable primarily to (1) a reduction in the level of inventory subject to repurchase held by specifically identified dealers for which default is deemed probable; and (2) the retail sale of inventory subject to repurchase that was shipped to independent dealers prior to January 1, 2005. As noted above in our response to the Commission's comment 2., with the Company's adoption of FIN 45 as of January 1, 2005, the estimated fair value of the repurchase commitment is recorded as a reduction in revenue at the time inventory is shipped. Also, as inventory that was shipped subsequent to January 1, 2005 is sold to the retail customer, the FIN 45 liability is reversed as an increase to revenue. The net increase in the FIN 45 liability and net reduction in revenue for the six months ended July 2, 2005 totaled $974,000.

Cavalier hereby acknowledges the following:

        o Cavalier is responsible for the adequacy and accuracy of the disclosure in its filings;
        o Staff comments or changes to disclosure in response to staff comments in Company filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
        o Cavalier may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any further information with respect to the Cavalier's filings, please telephone either myself at (256) 747-9831 or David Roberson at (256) 747-9838.

                                   Sincerely,

                                                     /s/ Michael R. Murphy
                                                     ---------------------
                                                     Michael R. Murphy
                                                     Chief Financial Officer

cc:      David Roberson
         June Martin
         Paul S. Ware, Esq.
         Laura P. Washburn, Esq.
         Brian Barksdale
         Elton Sims
         Lori Snodgrass
         Bobby Tesney, Audit Committee, Chairman
         A. Douglas Jumper, Sr., Audit Committee
         J. Don Williams, Audit Committee